UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Constellium N.V.

File No. 333-188556 - CF#29556

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Constellium N.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form F-1 registration statement filed on May 13, 2013.

Based on representations by Constellium N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.12   through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director